Exhibit 10.3

CONSULTING SERVICES AGREEMENT
        THIS AGREEMENT, is entered into this 14th day of November, 2002, by and between Black Diamond Industries, Inc. ("BDI"), a Florida corporation, with offices at 150 East Palmetto Park Road, Suite 510, Boca Raton, Florida 33432, and Peter Goldstein, a Florida resident, with an address at 22154 Martella Ave. Boca Raton FL, 33433 ("Consultant").

        WHEREAS, Consultant has served as an officer and director of BDI since its inception; and

        WHEREAS, in connection with the acquisition of DDS Holdings, Inc. (the "Acquisition") Consultant will be resigning from such positions; and

        WHEREAS, BDI desires to obtain consulting services from Consultant to aid in the transition following his departure from BDI and Consultant desires to provide such services for the fees provided herein;

        NOW, THEREFORE, in consideration of the mutual promises contained herein, it is agreed by and between BDI and Consultant as follows:

        1. Duties of the Consultant. Consultant agrees to use his best efforts to effect the transition following the Acquisition and be available for a reasonable period of time after the closing of the Acquisition, to answer questions, render assistance, and to provide advice on organizational, operational and financial restructuring of BDI ("Consulting Services"). Consultant will provide Consulting Services to BDI from time to time as mutually agreed by BDI and Consultant. The number of requests by BDI for the performance of Consulting Services by Consultant will be fair and reasonable.

        2 Term of Agreement. This Agreement shall be for a term of twelve (12) months effective as of the closing of the Acquisition, unless earlier terminated in accordance with this Agreement.

        3. Compensation. Consultant shall be entitled to a cash fee of $60,000 payable at Closing.

        4. Release of Indebtedness. Consultant agrees to remis, release, and forever discharge any amounts owed to him by BDI or its successors, assigns, associated corporations, officers, directors, partners, shareholders, employees, agents, and Board of Directors, as the case may be, as of the date hereof, including but not limited to a loan made by Consultant to BDI in the amount of $1667, except that this section shall not apply to any amounts owing to Consultant pursuant to the terms hereof or the Share Exchange Agreement.

        5. Independent Contractor. This Agreement is not an employment contract and does not give Consultant any employment rights. Both Consultant and BDI agree that the relationship created by this Agreement is that of an independent contractor and not that of employee and employer. The Consultant is responsible for the payment of any taxes, including without limitation, all Federal, State and local personal and business income taxes, sales and use taxes, other business taxes and license fees arising out of the activities of the Consultant.

        6. Termination. This Agreement may be terminated by BDI for reasonable cause effective immediately upon the giving of written notice of the termination for cause. The grounds for cause include, but are not limited to, Consultants fraud, misrepresentation, dishonesty, or breach of a material covenant of this Agreement.

        7. Confidential Information. Consultant hereby acknowledges that during the performance of this Agreement, Consultant may learn or receive information related to the business of BDI, including, but not limited to, names of its investors or prospective investors, its manner of operations, its business plan, its marketing, its methods, its vendors and its suppliers ("Confidential Information"). Consultant hereby confirms that it will not divulge or disclose Confidential Information to any other person, other than in connection with the performance of the Consulting Services, except as may be required by law.

        8. Notices. Each notice required to be given pursuant to this Agreement shall be properly given if sent by one party to the other by certified or registered mail, postage prepaid, or registered return receipt courier mail addressed to the other at the address set forth in the first paragraph of this Agreement.

        9. Non-waiver. The failure of either party to exercise any of its rights under this Agreement at any time does not constitute a breach thereof and shall not be deemed to be a waiver of such rights or a waiver of any subsequent breach.

       10. Choice of Law. This Agreement and the respective rights and obligations of the parties shall be governed by and determined in accordance with the laws of the state of Florida, without regard to its conflict of law provision.

        11. Authority. Each party represents that the individual signing this Agreement on that partys behalf has been duly authorized to bind said party to undertake the obligations and to carry out the terms and provisions thereof.

        12. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. If any court of competent jurisdiction determines that any part of this Agreement is invalid or unenforceable, that determination shall not impair or nullify the remainder of the Agreement.

        13. Headings. The headings in this Agreement are inserted for convenience only and are not to be considered in construction of the provisions hereof.

        14. Miscellaneous. This Agreement (a) may only be amended by a writing signed by BDI and Consultant, (b) inures to the benefit of and is binding upon BDI and Consultant and each of their successors and assigns, except that Consultant may not assign any of Consultants rights or obligations under this Agreement without first obtaining the written consent of BDI, (c) constitutes the entire agreement between BDI and Consultant with respect to the subject matter of this Agreement, superceding all oral and written proposals, representations, understandings and agreements previously made or existing with respect to such subject matter, and (d) may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the effective date in the introduction paragraph hereof.

BLACK DIAMOND INDUSTRIES, INC.

By: /s/ Ben Marcovitch_____________
Name:
Title:
/s/ Peter Goldstein___________________
Peter Goldstein